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WRITER’S DIRECT LINE

904.633.8913

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CLIENT/MATTER NUMBER

084091-0119

                    January 20, 2015

Via Edgar

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Imperial Holdings, Inc.

Registration Statement on Form S-3

Filed September 9, 2014

File No.: 333-198658

Dear Mr. Riedler,

The following information is furnished in response to the comments in your letter to Michael Altschuler, General Counsel and Secretary of Imperial Holdings, Inc. (the “Company”), dated September 24, 2014. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of the Company.

General

1.	Response: We note that you have registered 10,464,942 shares of common stock. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

The Company has added disclosure at the end of the third paragraph on the cover page as follows:

If, on the date of issuance, all of the Notes were converted into common stock at a conversion rate of 147.9290 shares of common stock per $1,000 principal of Notes, the total value of the common stock issued upon such conversion would have been approximately $56.8 million based on the closing price of our common stock as reported on the NYSE of $5.43 on such date.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Jeffrey P. Riedler

<January 20, 2015>

2.	We note on page 2 that the notes have an aggregate principal amount of $70,743,000 and bear interest at the rate of 8.50% per year. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment in connection with the transaction that you have made or may be required to make to any selling securityholder, any affiliate of a selling securityholder, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total possible payments to all selling securityholders and any of their affiliates in the first year following the sale of convertible notes.

Response:

The Company has added disclosure on page 16 as follows:

Total Potential Payments to Selling Securityholders under the Notes

The following table sets forth the dollar amount of each payment (including the value of any payments to be made in common stock) that we have made or may be required to make to the selling securityholders in connection with the sale of the Notes:

Type of Payment	Amount
Interest payments on the Notes at the rate of 8.5% from February 21, 2014 to February 15, 2019, the maturity date of the Notes	Up to an aggregate of $29,965,556
Potential additional interest payments(1)	Up to an aggregate of $1,718,465
Potential conversion rate adjustments(2)	Up to an aggregate of $17,653,064
Total Possible Payments	Up to an aggregate of $49,337,085

(1)	We may elect to make additional interest payments equal to 0.5% per annum for the first 365 days after the occurrence of an event of default, as described below under “Events of Default.” In addition, in the event of a Restricted Transfer Default (as defined below), we would be required to pay additional interest payments equal to 0.25% per annum for the first 90-day period (or portion thereof) increasing to 0.5% per annum each 90-day period thereafter, as described below under “Additional Interest.” The amount in this column assumes the occurrence of an event of default on the date of issuance and payment of 0.5% per annum additional interest for 365 days and a Restricted Transfer Default occurring on the first anniversary of the date of issuance and continuing throughout the entire term of the Notes.

Jeffrey P. Riedler

<January 20, 2015>

(2)	The conversion rate of the Notes will be adjusted in the event of certain transactions or upon a fundamental change, as described below under “Conversion Rights.” In no event will the maximum conversion rate exceed 184.8429 shares per $1,000 principal of the Notes (equivalent to a conversion price of $5.41 per share of common stock). The amount in this column reflects the difference between (a) the aggregate value of common stock received on the date of conversion using the initial conversion rate of 147.9290 shares per $1,000 principal amount of the Notes and (b) the aggregate value of common stock received on the date of conversion using the maximum conversion rate of 184.8429 shares per $1,000 principal of the Notes, in each case based on a per share value of $6.76 per share.

Total Potential Payments to Selling Securityholders in the First Year Following the Sale of the Notes

The following table sets forth the total possible payments to the selling securityholders and any of their affiliates in the first year following the sale of convertible notes:

Type of Payment	Amount
Interest payments on the Notes at the rate of 8.5% from February 21, 2014 to February 21, 2015	Up to an aggregate of $5,912,936
Potential additional interest payments(1)	Up to an aggregate of $353,715
Potential conversion rate adjustments(2)	Up to an aggregate of $17,653,063
Total Possible Payments	Up to an aggregate of $23,919,714

(1)	We may elect to make additional interest payments equal to 0.5% per annum for the first 365 days after the occurrence of an event of default, as described below under “Events of Default.” The amount in this column assumes the occurrence of an event of default occurring on the date of issuance and continuing for one year and payment of 0.5% per annum additional interest for 365 days.

(2)	The conversion rate of the Notes will be adjusted in the event of certain transactions or upon a fundamental change, as described below under “Conversion Rights.” In no event will the maximum conversion rate exceed 184.8429 shares per $1,000 principal of the Notes (equivalent to a conversion price of $5.41 per share of common stock). The amount in this column reflects the difference between (a) the aggregate value of common stock received on the date of conversion using the initial conversion rate of 147.9290 shares per $1,000 principal amount of the Notes and (b) the aggregate value of common stock received on the date of conversion using the maximum conversion rate of 184.8429 shares per $1,000 principal of the Notes, in each case based on a per share value of $6.76 per share.

Potential Profit from Conversion of the Notes

The initial conversion rate for the Notes of 147.9290 shares of common stock per $1,000 principal amount of the Notes is equivalent to an initial conversion price of the Notes of $6.76 per share of common stock, which is greater than the closing price of our common stock on the date of issuance of the Notes as reported on the NYSE of $5.43. Therefore, there was no conversion discount and the selling securityholders would not realize any profit upon conversion of the Notes based upon the market price of our common stock and the conversion price of the Notes as of the date of issuance of the Notes.

Jeffrey P. Riedler

<January 20, 2015>

The following table sets forth the value of the underlying shares based upon the value our common stock as of the date of issuance of the Notes:

Market price per share on February 21, 2014	$5.43
Conversion price per share on February 21, 2014	$6.76
Total possible shares underlying the Notes	10,464,942
Aggregate market price of shares underlying the Notes based on market price on February 21, 2014	$56,824,635
Total conversion amount based on conversion price per share on February 21, 2014	$70,743,008
Total possible discount to market as of February 21, 2014	$(13,918,373)

Net Proceeds from the Sale of the Notes

The following table sets forth the gross proceeds to us from the sale of the Notes and calculates the net proceeds after deduction of the initial purchaser’s discount, placement agent fees and offering expenses.

Gross proceeds from sale of the Notes	$70,743,000
Initial purchaser’s discount	$(2,432,421)
Placement agent fees	$(417,995)
Miscellaneous offering expenses	$(448,094)
Net proceeds to the Company	$67,444,490

Net Proceeds from the Sale of the Notes Assuming Contingent Payments are Required to be Made by the Company

The following table sets forth the net proceeds to us from the sale of the Notes after deducting the total possible payments to the selling securityholders and any of their affiliates, as disclosed above under the caption “Total Potential Payments to Selling Securityholders under the Notes.”

Gross proceeds from sale of the Notes	$70,743,000
Initial purchaser’s discount	$(2,432,421)
Placement agent fees	$(417,995)
Miscellaneous offering expenses	$(448,094)
Total potential required payments under the Notes	$(49,337,085)
Net proceeds to the Company	$18,107,405

The total potential required payments under the Notes is $49,337,085, which represents 69.74% of the $70.7 million in gross proceeds to us from the sale of the Notes, and 73.15% of the $67.4 million in net proceeds to us. These percentages average out to 13.95% and 14.63% per year, respectively, over the term of the Notes.

Jeffrey P. Riedler

<January 20, 2015>

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling securityholders or any affiliates of the selling securityholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

Other than the Notes, none of the selling securityholders or their affiliates currently own convertible securities of the Company or securities to purchase capital stock of the Company.

The initial conversion rate for the Notes of 147.9290 shares of common stock per $1,000 principal amount of the Notes is equivalent to an initial conversion price of the Notes of $6.76 per share of common stock, which is greater than the closing price of the Company’s common stock on the date of issuance of the Notes as reported on the NYSE of $5.43. Therefore, there was

Jeffrey P. Riedler

<January 20, 2015>

no conversion discount and the selling securityholders would not realize any profit upon conversion of the Notes based upon the market price of the Company’s common stock and the conversion price of the Notes as of the date of issuance of the Notes.

The Company has added disclosure on page 16 noted above in Comment 2.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;

•	the resulting net proceeds to the issuer; and

•	the total possible profit to be realized as a result of any conversion discounts regarding any other warrants, options, notes, or other securities of the issuer that are held by the selling securityholders or any affiliates of the selling securityholders that is disclosed in response to Comment Three.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to Comment Two divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response: The following table sets forth the requested information:

(A) Gross Proceeds Paid in Connection with in Sale of Notes	(B) Expected Total Payments to Selling Securityholders(1)	(C) Net Proceeds (column A – column B)	(D) Total Possible Profit to Selling Securityholders(2)	(E) Percentage Discount and Payments to Net Proceeds (columns B+D / column C)	(F) Percentage Averaged Over Term of Notes (5 Years)
$70,743,000	$49,337,085	$67,444,490	$0	73.15%	14.63%

(1)	Represents total payments to selling securityholders as described above in response to Comment 2.
(2)	Represents total possible profit to selling securityholders as described above in response to Comment 3.

The Company has added disclosure on page 16 as noted above in Comment 2.

Jeffrey P. Riedler

<January 20, 2015>

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling securityholders, affiliates of the company, or affiliates of the selling securityholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling securityholders, affiliates of the company, or affiliates of the selling securityholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

As noted in each section below, the requested information has been previously disclosed and is incorporated by reference into the registration statement:

Prior Securities Transactions with Affiliates of Bulldog Investors, LLC

As detailed in the Company’s SEC filings incorporated by reference into the registration statement, Bulldog Investors, LLC, a purchaser of the Notes, is affiliated with two of the Company’s directors, Andrew Dakos and Phillip Goldstein. Messrs. Dakos and Goldstein receive equity compensation from the Company for their services as directors of the Company in the form of

Jeffrey P. Riedler

<January 20, 2015>

restricted common stock, as detailed in the Company’s definitive proxy statements filed with the SEC. A summary of such transactions between the Company and each of Andrew Dakos and Phillip Goldstein is as follows:

Date of Transaction	Number of Shares of Common Stock Outstanding Before Transaction		(A) Number of Shares of Common Stock Outstanding Before Transaction Held by Persons Other than Selling Securityholders, their Affiliates and Other Affiliates		(B) Number of Shares of Common Stock Issued or Issuable in Connection with Transaction		Percentage of Outstanding Shares Issued or Issuable in Transaction (column B / column A)	Market Price of Common Stock Before Transaction (based on closing price reported on business day before date of transaction)	Current Market Price of Common Stock (based on closing price reported on January , 2015)
April 1, 2013	21,206,121	*	12,473,204	***	3,680	****	0.03%	$4.05
June 6, 2013	21,206,121	*	12,473,204	***	5,762	****	0.03%	$6.94
June 5, 2014	21,362,794	**	11,123,454	***	14,492	****	0.13%	$6.21

*	Based on information as of March 27, 2013 as reported in the Company’s definitive proxy statement.
**	Based on information as of April 1, 2014 as reported in the Company’s definitive proxy statement.
***	Excludes shares held by the Company’s officers, directors, 10% or greater shareholders and shares held by the selling securityholders and their affiliates that file Schedules 13D or 13G with the SEC.
****	Messrs. Dakos and Goldstein each received 50% of the amount reflected.

Subsequent Securities Transaction with Affiliates of Indaba Capital Management, L.P.

As reported in the Company’s Form 10-Q for the period ended September 30, 2014 incorporated by reference into the registration statement, on November 10, 2014, the Company and certain of its subsidiaries entered into an indenture providing for the issuance of up to $100 million in a new class of senior secured notes (the “Secured Notes”), of which $25 million was issued by the Company on November 10, 2014. The Secured Notes were issued at 96% of their face amount and were purchased under a note purchase agreement (the “Note Purchase Agreement”) with an affiliate of Indaba Capital Management, L.P. (the “Purchaser”), a purchaser of the Notes. The Note Purchase Agreement gives the Purchaser the right, subject to applicable law, to appoint one director to the Company’s board of directors so long as it maintains a voting percentage of at least 5% of the Company’s common stock and holds at least $25 million in principal amount or market value of the Company’s debt. Interest on issued Secured Notes accrues at 12.875% per annum and all Secured Notes issued under the indenture will mature 36 months from the closing date although the Company may elect to extend the maturity date by an additional 12 months and, if elected, interest on the Secured Notes will accrue at 14.5% during the extended term. The Secured Notes were a new issuance of securities and no Secured Notes were outstanding prior to the transaction. The Secured Notes are not convertible into common stock of the Company.

Jeffrey P. Riedler

<January 20, 2015>

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•	the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling securityholders, affiliates of the company, and affiliates of the selling securityholders;

•	the number of shares registered for resale by the selling securityholders or affiliates of the selling securityholders in prior registration statements;

•	the number of shares registered for resale by the selling securityholders or affiliates of the selling securityholders that continue to be held by the selling securityholders or affiliates of the selling securityholders;

•	the number of shares that have been sold in registered resale transactions by the selling securityholders or affiliates of the selling securityholders; and

•	the number of shares registered for resale on behalf of the selling securityholders or affiliates of the selling securityholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Jeffrey P. Riedler

<January 20, 2015>

Response: The following table sets forth the requested information:

Number of Shares of Common Stock Held by Persons Other Than the Selling Securityholders, Affiliates of the Company, and Affiliates of the Selling Securityholders	Number of Shares of Common Stock Registered for Resale by the Selling Securityholders or Affiliates of the Selling Securityholders in Prior Registration Statements	Number of Shares
of Common Stock
Registered for
Resale by the Selling
Securityholders or
Affiliates of the
Selling
Securityholders that
Continue to be held
by the Selling
Securityholders or
Affiliates of the
Selling
		Securityholders	Number of Shares of Common Stock that have been Sold in Registered Resale Transactions by the Selling Securityholders or Affiliates of the Selling Securityholders	Number of Shares of Common Stock Registered for Resale on behalf of the Selling Securityholders or Affiliates of the Selling Securityholders in the Current Transaction
11,123,454*	None	None	None	10,464,942

*	Based on information as of April 1, 2014 as reported in the Company’s definitive proxy statement and excludes shares held by the Company’s officers, directors, 10% or greater shareholders and shares held by the selling securityholders and their affiliates that file Schedules 13D or 13G with the SEC.

7.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether — based on information obtained from the selling securityholders — any of the selling securityholders have an existing short position in the company’s common stock and, if any of the selling securityholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling securityholder entered into that short position; and

•	the relationship of the date on which each such selling securityholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of each of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Jeffrey P. Riedler

<January 20, 2015>

Response:

The Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make all required payments on the Notes. To the knowledge of the Company, none of the selling securityholders has a short position in the Company’s common stock.

8.	Please provide us, with a view toward disclosure in the prospectus, with:

•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

Response: As noted in each paragraph below, the requested information has been previously disclosed and is incorporated by reference into the registration statement:

As disclosed in a Form 8-K filed by the Company on July 20, 2012 and in subsequent reports filed with the SEC that are incorporated by reference into the registration statement, on July 18, 2012, the Board of Directors of the Company agreed to appoint Andrew Dakos, Phillip Goldstein and Gerald Hellerman to serve as directors of the Company. In connection with these appointments, Opportunity Partners, L.P., an affiliate of Bulldog Investors, LLC, a purchaser of the Notes, agreed to withdraw, on behalf of itself and its affiliates, its demand that the Company hold a special meeting of shareholders and its court action to compel the Company to hold an annual meeting. Messrs. Dakos, Goldstein and Hellerman continue to serve on the Company’s Board of Directors.

As disclosed in a Form 8-K filed by the Company on March 27, 2013 and in subsequent reports filed with the SEC that are incorporated by reference into the registration statement, on March 27, 2013, a subsidiary of the Company issued $45 million in aggregate principal amount of senior secured bridge notes (the “Bridge Facility”) pursuant to an indenture. Notes under the Bridge Facility were sold to, among others, affiliates of Bulldog Investors, LLC, Indaba Capital Management, LLC and Nantahala Capital Management LLC, each of whom were purchasers of the Notes. The Bridge Facility has been repaid and terminated.

Jeffrey P. Riedler

<January 20, 2015>

As reported in the Company’s Form 10-Q for the period ended September 30, 2014 that is incorporated by reference into the registration statement, on November 10, 2014, the Company issued Secured Notes to an affiliate of Indaba Capital Management, LLC, a purchaser of the Notes. The transaction and the rights of Indaba Capital Management, LLC are described above in the response to Comment #5.

9.	With respect to the shares to be offered for resale by each selling securityholder that is a legal entity, please disclose in your prospectus the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that securityholder.

Response:

The Company will disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by a selling securityholder that is a legal entity in a prospectus supplement in reliance on Rule 430B(b) of the Securities Act of 1933, as amended.

Undertakings, page II-3

10.	Please revise your disclosure to include the undertakings as required by Regulation S-K Item 512. For example, we note that you did not include the undertakings set forth in paragraphs (e) and (h).

Response:

The Company has revised its disclosure to include the undertakings required by Regulation S-K Item 512. Specifically, the Company has amended the registration statement to include the undertakings set forth in paragraph (h) of Item 512 of Regulation S-K. The Company has not specifically incorporated by reference (other than by indirect incorporation of reference by Form 10-K) any part of the annual report to security holders and, accordingly, the Company has not included the undertakings set forth in paragraph (e) of Item 512 of Regulation S-K.

* * * * * * *

The Company will furnish its “Tandy” acknowledgments prior to requesting acceleration of effectiveness of its registration statement.

Jeffrey P. Riedler

<January 20, 2015>

If you should have any additional questions, please contact me at (904) 633-8913.

Sincerely,

/s/ Michael B. Kirwan
Michael B. Kirwan

cc:	Michael Altschuler, General Counsel and Secretary